FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 23, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF - INVESTMENT GRADE ATTRIBUTED BY MOODY'S

Moody’s Investors Service assigns Baa3 rating for BRF - Brasil Foods, with stable Outlook

The second classification of BRF as investment grade will permit greater visibility, opportunity and access to investors, confirming the strategic focus of a world-class company. According to the report released by Moody's the upgrade to investment grade reflects BRF good business profile, solid financial position and leadership both in relevant processed food categories and in global poultry. The company´s value added portfolio and strong brands bring margin stability and makes the company more resilient to commodity price volatility. As a result, in contrast to the overall protein industry, the company was much less affected by the challenging competitive environment over the last year.

The agency also highlighted a well-developed and sophisticated logistics and distribution structure, that manages the supply chain from the vertically integrated farmers network to the delivery of its products to about 150 thousand customers per month across 98% of the large Brazilian territory. These factors contribute to an important competitive advantage for the company.

São Paulo, March 23, 2012.

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 23, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director